SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              CCF Holding Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12487X 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 19, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 Pages

CUSIP No. 12487X 10 4      Schedule 13G
          ------------     ------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person:

                                    Heritage Bank
                                    Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)  [X]                  (b)   [ ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Georgia
                                                -------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                                0
                                                                       ---------
6.       Shared Voting Power:                                            85,176
                                                                       ---------
7.       Sole Dispositive Power:                                           0
                                                                       ---------
8.       Shared Dispositive Power:                                       85,176
                                                                       ---------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         85,176
         ------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*
         [ ]

11.      Percent of Class Represented by Amount in Row 9:    8.6%
                                                           ---------
12.      Type of Reporting Person*: EP

                                * SEE INSTRUCTION


                               Page 2 of 4 Pages

Item 1(a)         Name of Issuer:  CCF Holding Company
                  --------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                                    101 North Main Street
                                    Jonesboro, Georgia  30236

Item 2(a)         Name of Person Filing:
                  ---------------------

                                    Heritage Bank
                                    Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship:  Georgia
                  ------------  -------

Item 2(d) Title of Class of Securities:  Common Stock
          -----------------------------  ------------

Item 2(e) CUSIP Number:    12487X 10 4
          -------------    -----------

Item 3   Check whether the person filing is a:
         -------------------------------------

Item 3(f)  X  Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).
          ---
Item 3(j)  X  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
          ---

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:          85,176
                  --------------------------          ------

Item 4(b)         Percent of Class:         8.6%
                  -----------------       -------

Item 4(c)         Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote       -0-
                                                                       ---------
                  (ii)     shared power to vote or to direct the vote   85,176
                                                                       ---------
                  (iii)    sole power to dispose or to direct the
                           disposition of                                 -0-
                                                                       ---------
                  (iv)     shared power to dispose or to direct the
                           disposition of                                85,176
                                                                       ---------

Item 5   Ownership of Five Percent or Less of Class:
         -------------------------------------------


                                 Not applicable


                               Page 3 of 4 Pages

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

                                 Not applicable

Item 7   Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ---------------------------------------------------------

                                 Not applicable

Item 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

          This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9   Notice of Dissolution of Group.
         -------------------------------

                                 Not applicable

Item 10  Certification.
         --------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 4 of 4 Pages

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as an ESOP Trustee, I certify that the information set forth in this statement is true, complete, and correct.


/s/John B. Lee, Jr.                                       January 26, 2000
-----------------------------------------------           ----------------------
John B. Lee, Jr.                                                Date


/s/Edwin S. Kemp, Jr.                                     January 26, 2000
-----------------------------------------------           ----------------------
Edwin S. Kemp, Jr.                                              Date


/s/Charles S. Tucker                                      January 26, 2000
-----------------------------------------------           ----------------------
Charles S. Tucker                                               Date

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete, and correct.


/s/Joe B. Mundy                                           January 19, 2000
-----------------------------------------------           ----------------------
Joe B. Mundy                                                    Date


/s/Edwin S. Kemp, Jr.                                     January 19, 2000
-----------------------------------------------           ----------------------
Edwin S. Kemp, Jr.                                              Date


/s/Charles S. Tucker                                      January 19, 2000
-----------------------------------------------           ----------------------
Charles S. Tucker                                               Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the Plan Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the Plan Committee. Investment direction is exercised by the ESOP Trustee as directed by the Plan Committee. The Plan Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the Plan Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the Plan are as follows:

                                     Beneficial           Beneficial Ownership
    Name                             Ownership (1)          as Plan Participant
--------------------------------------------------------------------------------
Joe B. Mundy                            8,442                  -0-
Edwin S. Kemp, Jr.                     14,978                  -0-
Charles S. Tucker                       5,365                  -0-

The ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as an ESOP Trustee are as follows:

                                     Beneficial           Beneficial Ownership
    Name                             Ownership (1)          as Plan Participant
--------------------------------------------------------------------------------
John B. Lee, Jr.                        5,902                  -0-
Edwin S. Kemp, Jr.                     14,978                  -0-
Charles S. Tucker                       5,365                  -0-

---------------
(1) Beneficial ownership as of January 31, 2000. Includes shares of common stock of issuer owned in conjunction with family members. The Plan
     Committee and ESOP Trustees disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and as ESOP Trustees.